UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5 to Amendment and Restatement)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F 104

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON The Williams Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14	TYPE OF REPORTING PERSON HC;CO

(1)	On February 2, 2015, pursuant to the Agreement and Plan of Merger dated as of October 24, 2014 by and among Access Midstream Partners, L.P. (“ACMP”), Access Midstream Partners GP, L.L.C., VHMS LLC, the Issuer, and Williams Partners GP LLC (the “Merger Agreement”), VHMS LLC merged with and into the Issuer with the Issuer being the surviving entity and becoming a subsidiary of ACMP. Immediately prior to the effective time of the Merger, each common unit of the Issuer was converted into the right to receive common units of ACMP at the conversion ratio specified in the Merger Agreement. Following the closing of the Merger, the Issuer merged with and into ACMP with ACMP surviving, ACMP changed its name to Williams Partners L.P., and the separate existence of the Issuer ceased.

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON Williams Gas Pipeline Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	On February 2, 2015, pursuant to the Merger Agreement, VHMS LLC merged with and into the Issuer with the Issuer being the surviving entity and becoming a subsidiary of ACMP. Immediately prior to the effective time of the Merger, each common unit of the Issuer was converted into the right to receive common units of ACMP at the conversion ratio specified in the Merger Agreement. Following the closing of the Merger, the Issuer merged with and into ACMP with ACMP surviving, ACMP changed its name to Williams Partners L.P., and the separate existence of the Issuer ceased.

CUSIP No. 96950F 10 4

Introduction

This Amendment No. 5 amends Items 2, 4, 5, and 6 of the amended and restated statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) by The Williams Companies, Inc. (“Williams”), Williams Partners Holdings LLC (“Holdings”), and Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) on July 11, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 13, 2013 (“Amendment No. 1”), Amendment No. 2 filed on February 28, 2014 (“Amendment No. 2”), Amendment No. 3 filed on June 15, 2014 (“Amendment No. 4”), and Amendment No. 4 filed on October 27, 2014 (“Amendment No. 4”). This Schedule 13D relates to common units representing limited partner interests (“Common Units” or “WPZ Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer” or “WPZ”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, shall remain unchanged.

Item 2. Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	This Schedule 13D is filed by (i) Williams, a Delaware corporation, and (ii) Williams Gas Pipeline, a Delaware limited liability company (collectively, the “Reporting Persons”).

Williams owns directly 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172-0172.

(c)	The principal business of Williams and its affiliates is to operate as an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids, and olefins.

(d)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	See (d).

(f)	Not applicable.

On February 2, 2015, the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), ceased to beneficially own any Common Units of the Issuer. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On February 2, 2015, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Access Midstream Partners, L.P. (“ACMP”), Access Midstream Partners GP, L.L.C. (“ACMP General Partner”), WPZ, Williams Partners GP LLC (“WPZ General Partner” and, together with WPZ, the “WPZ Parties”), and VHMS LLC (“Merger Sub”), Merger Sub, a direct wholly owned subsidiary of ACMP, merged with and into WPZ, with WPZ being the surviving limited partnership (the “Merger”) and WPZ General Partner merged with and into ACMP General Partner, with ACMP General Partner being the surviving limited liability company (the “GP Merger”).

Under the terms of the Merger Agreement, (i) each outstanding WPZ Common Unit held by a unitholder other than Williams, Williams Gas Pipeline and their respective subsidiaries (collectively, other than ACMP and its subsidiaries and WPZ and its subsidiaries, the “Williams Parties”) was converted into the right to receive newly issued common units of ACMP (“ACMP Common Units”) and (ii) each outstanding WPZ Common Unit held by the Williams Parties was converted into the right to receive ACMP Common Units, in each case in consideration for each WPZ Common Unit that such holder owned at the effective time of the Merger and at the exchange ratio specified in the Merger Agreement. All of the general partner interest in WPZ outstanding immediately prior to the effective time of the Merger was converted into the right to receive ACMP general partner interests (the “ACMP General Partner Interest”) such that, immediately following consummation of the GP Merger, the ACMP General Partner’s ACMP General Partner Interest represented, in the aggregate, 2% of the outstanding ACMP partnership interest. Prior to the closing of the Merger, each Class D limited partner unit of WPZ, all of which were held by Williams or its affiliates, was converted into WPZ Common Units on a one-for-one basis pursuant to the terms of the WPZ partnership agreement.

Following the closing of the Merger, WPZ merged with and into ACMP, with ACMP surviving, ACMP changed its name to Williams Partners L.P., and the separate existence of WPZ ceased.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons and the Listed Persons are as follows:

(a)	Amount beneficially owned: 0

Percentage: 0.0%

(b)	Number of Common Units to which each Reporting Person and Listed Person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	The information contained in Item 4 of this Amendment No. 5 is incorporated herein by reference.

(d)	On February 2, 2015, the Reporting Persons and the Listed Persons ceased to beneficially own WPZ Common Units.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Units issued and outstanding on February 2, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller
Title: Corporate Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller
Title: Corporate Secretary